December 11, 2009

Jay Mumford

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance, MS 3030

100 F St. NE

Washington DC 20549-2001

Re:                             Power-One, Inc.

Form 10-K

Filed March 13, 2009

File No. 000-29454

Dear Mr. Mumford:

We have reviewed your comments regarding Item 11 of the Power-One, Inc. (the “Company”) Form 10-K filed in the Company’s Definitive Proxy Statement on Schedule 14A on March 13, 2009 and respond as follows:

Item 11.  Executive Compensation

Key Elements of Compensation, page 20

We refer to the disclosure at the top of page 21 and note the Compensation Committee’s reliance upon market industry information and survey data when implementing your compensation programs.  For example, we note that base salaries are determined, in part, by “what the Committee believes reflects market” for each of your named executive officer’s position; we refer in this regard to your disclosure in the second paragraph on page 21.  In future filings, please expand your disclosure to specifically identify the “publicly available surveys” used by Watson Wyatt and clarify how these surveys are ultimately used by the Committee.  Please also disclose all survey components and identify each of the “comparable companies” that you cite on page 21 as required by Regulation S-K Item 402(b)(2)(xiv).

The Company hereby confirms that, if applicable, it will comply with your direction to expand on the disclosure regarding key elements of compensation in our future filings.  In future filings, the Company will identify, to the extent material, the publicly available information and surveys used by our consultants to prepare their reports and will clarify how the information is used by the Compensation Committee in making its decisions regarding executive compensation.  The Company will also disclose in future filings, to the extent material, the survey components included in the consultants’ reports and will

740 Calle Plano •  Camarillo, CA 93012 • (805) 987-8741 • Fax (805) 383-5899 • www.power-one.com identify comparable companies used to evaluate the competitiveness of compensation paid to the Company’s executives.

Base Salary, page 21

We note your disclosure that base salary levels for your named executive officers are “reviewed annually”.  We note further that in fiscal year 2008, the Committee awarded Mr. Levran a base salary increase in fiscal year 2008.  Your disclosure in future filings should clearly describe what factors the Committee considered in determining whether to materially increase or decrease your named executive officers’ annual salaries.  Refer to Regulation S-K Item 402(b)(1)(ix).  Additionally, we note from exhibit 10.20 that Section 2.1 of Mr. Thompson’s employment agreement provides that Mr. Thompson’s salary is “subject to increases, if any, as may be approved from time to time by the Board or the Compensation Committee in its discretion.”  Therefore, it is unclear whether Mr. Thompson’s base salary is “reviewed annually.”.  If increases to his base salary are subjectively determined by the Committee, please say so directly.

The Company hereby confirms that, in future filings, the Company will detail factors, to the extent material, considered in materially adjusting any named executive officer’s salary upward or downward.  In addition, in future filings, the Company will clarify that Mr. Thompson’s salary is reviewed annually and will detail factors, to the extent material, considered in adjusting Mr. Thompson’s salary upward or downward.

Short-term Incentives — Cash Bonus Plans, page 21

We note that you have not disclosed your target performance goals that must be achieved in order for your named executive officers to obtain an annual cash bonus.  In future filings, please clearly disclose in your Compensation Discussion & Analysis the targets for each performance metric related to executive compensation.  Refer to Item 402(b)(2)(v).  To the extent that you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4  to Item 402(b).  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Please also apply this comment to your disclosure on page 23 that Messrs. Thompson and Dial’s equity incentive awards are subject to accelerated vesting upon achievement of certain performance targets.

The Company hereby confirms that, to the extent material, in future filings the Company  will provide as much detailed information as possible regarding the various metrics measured to achieve the annual cash bonus, unless such disclosure would result in competitive harm as described in Instruction 4 to Item 402(b).

The Company respectfully submits that, with respect to Mr. Thompson’s and Mr. Dial’s equity incentive awards that are subject to accelerated vesting upon achievement of certain performance targets, the performance targets required for accelerated vesting of Mr. Thompson’s equity awards were detailed in the Form 8-K filed on February 21, 2008, announcing Mr. Thompson’s appointment as Chief Executive Officer and describing the elements of his short and long-term compensation and incentive compensation, including the requirements for accelerated vesting of Mr. Thompson’s options and SAR’s.  Likewise, the performance targets for accelerated vesting of Mr. Dial’s stock options were outlined in the 8-K filed on October 1, 2008, announcing Mr. Dial’s appointment as the Senior Vice President of Operations and detailing the elements of his short and long-term compensation and incentive compensation, including the requirements for accelerated vesting of his options.  Because the information was previously detailed in an SEC filing, the Company did not repeat the details in the Executive Compensation Discussion and Analysis.  The Company hereby confirms that, if applicable, future filings will contain summary information about target performance required for accelerated vesting of the equity grants to the named executive officers.

Long-Term Incentives — Equity Compensation, page 22

While we note your disclosure on page 23 that equity awards granted to “Messrs. Thompson and Dial and Ms. Heller were set at levels that the Committee believed would attract them to join the Company and would provide a retention incentive”, we note, generally, minimal discussion and analysis of how the Committee determined to grant specific equity awards to each named executive officer.  In future filings, we would expect to see a more focused discussion that provides substantial analysis and insight into how the Committee made the actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K, Item 402.  In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers.

The Company hereby confirms that, if applicable, future filings will contain a focused discussion that provides substantive insight into the considerations that influenced the Compensation Committee’s decisions regarding any  equity awards granted to the named executive officers.

It is our understanding that your comments are directed to information that should be included in the Company’s future filings and we confirm our intent to expand our discussion of areas you have identified as needing further clarification and/or information in our future filings.  We further acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in our filings and that the persons responsible for the filings will include all information required by the Securities Exchange Act of 1934;

•                  staff comments and any changes made to a disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and agree that your recommendations will enhance the overall disclosure in our future filings.

Sincerely,

Linda C. Heller
Senior Vice President and
Chief Financial Officer